Danielle Carbone Direct Phone: +1 212 549 0229 Email: dcarbone@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

May 1, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC 20549

Re:	Venus Concept Inc.

Registration Statement on Form S-3

Filed April 17, 2020

File No. 333-237737

Ladies and Gentlemen:

On behalf of our client, Venus Concept Inc. (the “Company”), we are hereby providing the Company’s response to the comment letter on the Company’s Registration Statement on Form S-3 (File No. 333-237737) filed on April 17, 2020 received on April 28, 2020 from the Staff of the Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Registration Statement on Form S-3 General

1.

We note that under Article VIII of your Amended and Restated Certificate of Incorporation that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include disclosure in your prospectus to state that there is uncertainty as to whether a court would enforce your exclusive forum provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We also note that your forum selection provision in Article VIII identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”

Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences May 1, 2020 Page 2

over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response:

The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the risk factor set forth below which appears on page 97 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) filed with the Commission on March 30, 2020 (emphasis added). The Company believes that this risk factor, which is incorporated by reference into the prospectus contained in the Registration Statement, adequately addresses the Staff’s comment and informs investors of the issues raised in the Staff’s comment by Article VIII of the Company’s Amended and Restated Certificate of Incorporation.

“Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or ours stockholders, any action asserting a claim against us arising pursuant to any provisions of the DGCL, our certificate of incorporation or our bylaws, or any action asserting a claim against we that are governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation also provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, the enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees.”

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences May 1, 2020 Page 3

Similar disclosure appears in the Company’s Description of Securities filed as Exhibit 4.1 with its Form 10-K and the Company intends to add the following disclosure to address the Staff’s comment in a revised Exhibit 4.1 – Description of Registrant’s Securities under the heading “Choice of Forum” to be filed as an exhibit to the Company’s upcoming Form 10-Q for the quarter ended March 31, 2020, which it intends to file with the Commission on or before May 15, 2020.

“provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.”

Based on the foregoing, the Company does not believe that it is necessary to amend the Registration Statement.

We hope the foregoing answers are responsive to your comment. Please do not hesitate to contact me by telephone at (212) 549-0229 or by email at dcarbone@reedsmith.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/Danielle Carbone

Danielle Carbone

DC:sm

cc:	Domenic DiSisto, General Counsel and Secretary, Venus Concept Inc.